03015060

CM 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halpern Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

1111 Kane Concourse, Suite 401
(No and Street)

Bay Harbor Islands (City) FL (State) 33154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Baruch Halpern (305) 865-2765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name – *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700 (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halpern Capital, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ROGER DOWD LORENCE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02LO6052495
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 12/18/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.

FINANCIAL STATEMENTS

FROM COMMENCEMENT JANUARY 1, 2002
TO DECEMBER 31, 2002

HALPERN CAPITAL, INC.

DECEMBER 31, 2002

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

To The Stockholder
Halpern Capital, Inc.
Bay Harbor Islands, Florida

We have audited the accompanying statement of financial condition of Halpern Capital, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the period from commencement of operations, January 1, 2002 through December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from commencement of operations January 1, 2002 through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eichler Bergsman & Co., LLP

EICHLER BERGSMAN & CO., LLP
February 10, 2003

HALPERN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Cash	$ 101,186
Receivable from clearing broker	48,008
Deposit with clearing broker	100,063
Fees receivable	175,000
Other assets	157
TOTAL ASSETS	$ 424,414
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Liabilities:	
Accounts payable and accrued expenses	$ 41,047
COMMITMENT	
Common Stock, $1 par value, authorized 5,000 shares, issued 1,000 shares	1,000
Additional paid-in capital	305,495
Retained earnings	76,872
TOTAL STOCKHOLDER'S EQUITY	383,367
TOTAL	$ 424,414

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF OPERATIONS
FROM COMMENCEMENT JANUARY 1, 2002
TO DECEMBER 31, 2002

REVENUE:	
Placement fees	$ 442,000
Commissions	48,008
Interest income and other	15,941
TOTAL REVENUE	505,949
EXPENSES:	
Compensation	21,728
Producers' fees	263,699
Registration and regulatory fees	14,739
Office expenses	29,010
Communication	14,983
Rent	4,719
Insurance	12,693
Professional fees	29,964
Travel and entertainment	30,640
Sundry	6,902
	429,077
NET INCOME	$ 76,872

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FROM COMMENCEMENT JANUARY 1, 2002
TO DECEMBER 31, 2002

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Issuance of Common Stock	1,000	$ 1,000	$ 305,495	$ -	$ 306,495
Net income	-	-	-	76,872	76,872
Balances – End of year	1,000	$ 1,000	$ 305,495	$ 76,872	$ 383,367

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF CASH FLOWS
FROM COMMENCEMENT JANUARY 1, 2002
TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	$ 76,872
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES:	
Changes in operating assets and liabilities:	
Deposit with clearing broker	(100,063)
Receivable from clearing broker	(48,008)
Fees receivable	(175,000)
Other assets	(157)
Accounts payable and accrued expenses	41,047
	(282,181)
NET CASH USED BY OPERATING ACTIVITIES	(205,309)
CASH FLOWS FROM AND NET CASH PROVIDED BY FINANCING ACTIVITIES:	
Issuance of common stock	306,495
NET CASH PROVIDED BY FINANCING ACTIVITIES	306,495
NET INCREASE IN CASH	101,186
CASH - BEGINNING OF YEAR	-
CASH - END OF YEAR	$ 101,186

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

HALPERN CAPITAL, INC. (the "Company") is a broker dealer, which is registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") in July 2002. The Company engages in a single line of business as a securities broker-dealer in the State of Florida.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

Financial instruments that potentially subject the Corporation to significant concentrations of credit risk consist principally of cash. The Corporation places its cash with high credit quality financial institutions which at time may be in excess of the FDIC insurance limit.

Placement Fees

Placement fees are recognized when earned.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company files its tax returns as a Subchapter S Corporation, consequently net income or loss, in general, is apportioned to the stockholder and reported in his personal income tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company had net capital of $108,147, which was $103,147 in excess of its required net capital of $5,000.

NOTE 3 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

HALPERN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 4 - <u>CONCENTRATION OF CREDIT RISK</u>

During 2002, the Company's revenue was primarily derived from two customers.

NOTE 5 - <u>COMMITMENT</u>

The Company leases office space under a lease, which expires on October 31, 2003. The lease calls for monthly payments of $700. For the year ended December 31, 2002, rent expense aggregated $4,719.

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Halpern Capital, Inc.
Bay Harbor Islands, Florida

Our report on our audit of the basic financial statements of Halpern Capital, Inc. from commencement, January 1, 2002 to December 31, 2002 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

February 10, 2003

HALPERN CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$ 383,367
DEDUCT NONALLOWABLE ASSETS:	
Deposit with clearing broker	100,063
Fees receivable	175,000
Other assets	157
	275,220
NET CAPITAL	108,147
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 41,047
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6⅔% of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 5,000
EXCESS NET CAPITAL	$ 103,147
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	37.95%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 122,365
Audit adjustment, accrual of additional expenses	(14,218)
Net capital per above	$ 108,147

HALPERN CAPITAL, INC.

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2002

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Halpern Capital, Inc.
Bay Harbor Islands, Florida

In planning and performing our audit of the financial statements of Halpern Capital, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Eichler Bergsman & Co., LLP

New York, New York
February 10, 2003